March 28, 2013

Pamela А. Long,

Assistant Director

Securities and Exchange Commission

Washington, D.C. 20549

Re: Trio Resources, Inc.

Form 8-K/A

Filed March 15, 2013

File No. 333-178472

Dear Ms. Long:

Trio Resources, Inc. (“we” or the “Company”) submits this letter in response to the comment letter received from the Commission's staff by email dated March 22, 2013, in connection with the Company's filing on Form 8-K/A filed on March 15, 2013. We have reproduced below the full text of the Staff's comment in italics, followed by our response.We believe that the clarifications provided below are already reflected in the disclosure in the Form 8-K/A filed on March 15, 2013 and therefore no amendment of the Form 8-K is necessary.

1.                  You have not fully addressed comment 4 of our letter dated March 5, 2013. We reissue comment 4. We note that Section 9.09 of the Exchange Agreement provides that “on the Closing Date, the Parent shall honor the terms of the Seagel Agreement and issue 5% of the total number of shares outstanding immediately following the closing of this Agreement to Seagel Investment Corp.” However, Seagel Investment Ltd. is the entity listed on the signature page of the Exchange Agreement and Exhibit A as receiving 161,000 shares and not Seagel Investment Corp. Also, your response letter dated March 15, 2013 and Form 8-K indicate that 160,000 shares of common stock were issued to Seagel Investment Corp pursuant to the Consulting Agreement. Please explain how many shares of common stock are owned by each entity. Please amend your Form 8-K as appropriate.

Response: Seagel Investment Ltd. and Seagel Investment Corp. are two separate and unrelated entities.

In the initial capitalization of TrioResources AG Inc. on May 16, 2012, Seagel Investment Ltd. subscribed for 160,000 common shares of this company. On December 14, 2012, TrioResources AG Inc. entered into an Exchange Agreement, an executed copy of which was filed as Exhibit 2.1 to our Form 8-K filed on December 17, 2012. In connection with this Exchange Agreement, all of the then-existing shareholders of TrioResources AG Inc., including Seagel Investement Ltd., signed a counterpart to the Exchange Agreement. Upon consummation of the transactions contemplated by the Exchange Agreement, and as of the date hereof, Seagel Investment Ltd. continues to own 160,000 common shares.

Separately and unrelated to the foregoing, on May 17, 2012, Seagel Investment Corp. entered into a consulting agreement with TrioResource AG Inc. for the provision of various services. A copy of this agreement was filed as Exhibit 10.2 to our Form 8-K that was filed on December 17, 2012. A portion of the consideration payable by TrioResource AG Inc. for those services was in the form of that number of common shares representing 5% of the common shares outstanding after TrioResources AG Inc. became a public company. Upon consummation of the transactions contemplated by the Exchange Agreement, TrioResources AG Inc. became a public company for the purposes of the Exchange Agreement and 161,000 common shares of Trio Resources, Inc. were issued to Seagel Investment Corp. pursuant to the consulting agreement. The 161,000 common shares were calculated as follows:

Original shares issued TrioResources AG Inc.	2,130,000
Shares of legal parent	2,590,000
Less shares cancelled as part of Exchange Agreement	(1,500,000)

Net amount of shares outstanding
post Exchange Agreement	3,220,000

x 5% =	161,000

We have reviewed our most recent Form 8-K/A filed on March 15, 2013, in particular the disclosure on pages 7, 36 and 40, and the above transactions with and holdings of Seagel Investment Corp. are properly outlined and described therein.

As a result of the foregoing, as of the date hereof, Seagel Investment Ltd. owns 160,000 common shares of the Company and Seagel Investment Corp. owns 161,000 common shares of the Company.

We also wish to draw your attention to a typographical error in our response to question 5 in our letter to the Commission dated March 15, 2013. The number of common shares referred to in that response should be 161,000 and not 160,000.

The Company represents to the Securities and Exchange Commission and its Staff that the Company is responsible for the adequacy and accuracy of the disclosures in its filings. The Company further acknowledges that Staff comments or changes to disclosure in response to Staff comments do not foreclose the Securities and Exchange Commission from taking any action with respect to the filing. In addition, the Company will not assert Staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.

If you have any questions or if you should require any additional information please contact Donald J. Page, Chief Financial Officer, at 416-500-4818 or by email at dpage@trioresources.com.

Yours truly,

/s/ J. Duncan Reid

J. Duncan Reid

Chief Executive Officer

c.c. Donald Page, CFO, Trio Resources, Inc.